                                                                     Exhibit 3.3

                          AMENDMENT NO. 1 TO THE BYLAWS
                        OF NORTHSTAR REALTY FINANCE CORP.

                      Adopted by the Board of Directors of
        NorthStar Realty Finance Corp. (the "Company") on April 21, 2005

         Article II, Section 2 of the Bylaws of the Company is hereby amended and restated as follows:

"Section 2. ANNUAL MEETING. An annual meeting of the stockholders for the election of directors and the transaction of business within the powers of the
Corporation shall be held on a date and at the time set by the Board of
Directors during the month of May in each year; provided, however that the first annual meeting of stockholders may be held in June 2005."